Exhibit 99.1

LIZHI INC. Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

GUANGZHOU, China, March 10, 2022 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial and Operational Highlights

•	Net revenues were RMB560.3 million (US$87.9 million) in the fourth quarter of 2021, representing a 33% increase from RMB420.3 million in the fourth quarter of 2020.

•	Average total mobile MAUs[1] in the fourth quarter of 2021 was 54.1 million, compared to 58.4 million in the fourth quarter of 2020.

•	Average total monthly paying users[2] in the fourth quarter of 2021 reached 497.3 thousand, representing an increase of 18% from 422.4 thousand in the fourth quarter of 2020.

Fiscal Year 2021 Financial and Operational Highlights

•	Net revenues were RMB2,119.5 million (US$332.6 million) in fiscal year 2021, representing a 41% increase from RMB1,502.9 million in the prior year.

•	Average total mobile MAUs in fiscal year 2021 reached 58.4 million, representing a 4% increase from 56.2 million in the prior year.

•	Average total monthly paying users in fiscal year 2021 reached 488.0 thousand, representing a 9% increase from 446.1 thousand in the prior year.

“Having performed robustly in 2021, we are delighted the Company concluded the year on a high note,” said Mr. Jinnan (Marco) Lai, founder and CEO of LIZHI. “Our fourth quarter net revenue posted a solid increase of 33% year-over-year, achieving an all-time high of RMB560.3 million, along with the increase in our full year net revenue of 41% to RMB2.1 billion. We believe our growth strategy has been proven effective as we remain focused on enhancing the commercial performance of our audio entertainment products, and the average total monthly paying users exhibited a substantial increase of 18% year-over-year during the fourth quarter. Notably, we turned profitable for the first time on a GAAP basis in this quarter, thanks to our ongoing efforts to improve efficiencies across our operations.

“We continue to see broad-based momentum across our global footprint as we further refine and optimize our social networking product TIYA App. As part of our efforts to build a global presence, we recently opened our international headquarters in Singapore to serve as a global hub for innovation and to support our international business expansion. In the meantime, as our global audio-based social ecosystem flourishes, we are inspired to continuously advance and leverage our in-house suite of technologies, including instant messaging technology VoderX and streaming technology solution DOREME, which is expected to empower our constant optimization and innovation tailored to our product roadmap, as well as enhance our real-time engagement technology network. Looking ahead, we will continue to strengthen our core competitive advantages, reinforce our endeavors to seize the tremendous growth potential in the global audio and social networking space, and underscore our commitment to creating greater value for our shareholders, users and the society at large,” Mr. Lai concluded.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “Our strong financial performance in the fourth quarter and in fiscal 2021 exemplifies the Company’s successful execution of its strategy in meeting growing user demand for audio-based entertainment and social networking. Benefiting from the continuous fine-tuning of our operations and optimization of the cost structure, our gross margin in the fourth quarter hit a record high at 32%, up 400 basis points year-over-year, also adding up to a 400 basis points increase in the full year gross margin. In the fourth quarter, we achieved a net income of RMB8.9 million and the non-GAAP net income3 increased by 237% to RMB18.3 million.

[1]

Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

[3]

Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. These adjustments amounted to RMB9.3 million (US$1.5 million) in the fourth quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

We’re encouraged by the robust growth in our audio entertainment business and our efficient and effective commercialization execution strategy. As we further unroll our global expansion plans in 2022, we will maintain our intense focus on providing innovative and valuable products and services to our users while building a more competitive audio ecosystem.”

Fourth Quarter 2021 Unaudited Financial Results

Net revenues were RMB560.3 million (US$87.9 million) in the fourth quarter of 2021, representing an increase of 33% from RMB420.3 million in the fourth quarter of 2020, primarily due to the increases in the number of paying users and the average amount of user spending on our audio entertainment products. While the COVID-19 resurgence in various parts of the world continues, the extent to which the COVID-19 impacts on the Company’s operations beyond the fourth quarter of 2021 depends on the future development of the pandemic in China and across the globe, which is subject to change and substantial uncertainty, and therefore cannot be predicted.

Cost of revenues was RMB378.4 million (US$59.4 million) in the fourth quarter of 2021, representing an increase of 26% from RMB301.3 million in the fourth quarter of 2020, mainly attributable to an increase in the revenue sharing fees to our content creators, the salary and welfare benefits expenses and bandwidth costs, as we expanded our business.

Gross profit was RMB181.9 million (US$28.5 million) in the fourth quarter of 2021, representing an increase of 53% from RMB119.0 million in the fourth quarter of 2020.

Non-GAAP gross profit4 was RMB184.4 million (US$28.9 million) in the fourth quarter of 2021, representing an increase of 50% from RMB122.6 million in the fourth quarter of 2020.

Gross margin in the fourth quarter of 2021 was 32%, compared to 28% in the fourth quarter of 2020. Non-GAAP gross margin in the fourth quarter of 2021 was 33%, compared to 29% in the fourth quarter of 2020.

Operating expenses were RMB176.6 million (US$27.7 million) in the fourth quarter of 2021, representing an increase of 41% from RMB125.4 million in the fourth quarter of 2020.

Research and development expenses were RMB73.5 million (US$11.5 million) in the fourth quarter of 2021, representing an increase of 30% from RMB56.4 million in the fourth quarter of 2020. The increase was primarily due to the increasing salary and welfare benefits expenses related to the increase in the number of our research and development staff and average salary.

Selling and marketing expenses were RMB70.9 million (US$11.1 million) in the fourth quarter of 2021, representing an increase of 46% from RMB48.7 million in the fourth quarter of 2020, primarily attributable to the increases in the marketing expenses to promote the Company’s audio entertainment products, the promotional expenses for our international business, and the higher salary and welfare benefits expenses.

General and administrative expenses were RMB32.2 million (US$5.1 million) in the fourth quarter of 2021, representing an increase of 59% from RMB20.3 million in the fourth quarter of 2020. The increase was mainly due to the increasing salary and welfare benefits expenses, rental expenses and other general and administrative expenses.

Operating income was RMB5.4 million (US$0.8 million) in the fourth quarter of 2021, compared to operating loss of RMB6.4 million in the fourth quarter of 2020.

[4]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB2.5 million (US$0.4 million) in the fourth quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Non-GAAP operating income5 was RMB14.7 million (US$2.3 million) in the fourth quarter of 2021, compared to RMB4.9 million in the fourth quarter of 2020.

Net income was RMB8.9 million (US$1.4 million) in the fourth quarter of 2021, compared to net loss of RMB5.8 million in the fourth quarter of 2020.

Non-GAAP net income was RMB18.3 million (US$2.9 million) in the fourth quarter of 2021, compared to RMB5.4 million in the fourth quarter of 2020.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB8.9 million (US$1.4 million) in the fourth quarter of 2021, compared to net loss attributable to LIZHI INC.’s ordinary shareholders of RMB5.8 million in the fourth quarter of 2020.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders6 was RMB18.3 million (US$2.9 million) in the fourth quarter of 2021, compared to RMB5.4 million in the fourth quarter of 2020.

Basic and diluted net income per ADS7 were RMB0.17 (US$0.03) in the fourth quarter of 2021, compared to basic and diluted net loss per ADS of RMB0.13 in the fourth quarter of 2020.

Non-GAAP basic and diluted net income per ADS8 were RMB0.36 (US$0.06) in the fourth quarter of 2021 , compared to RMB0.12 per ADS in the fourth quarter of 2020.

Fiscal Year 2021 Unaudited Financial Results

Net revenues were RMB2,119.5 million (US$332.6 million) in fiscal year 2021, representing an increase of 41% from RMB1,502.9 million in the prior year. The increase was mainly attributable to an increase in the number of average total monthly paying users and their spending on our audio entertainment products. While the COVID-19 resurgence in various parts of the world continues, the extent to which the COVID-19 impacts the Company’s operations beyond fiscal year 2021 will depend on the future development of the pandemic in China and across the globe, which is subject to changes and substantial uncertainty and therefore cannot be predicted.

Cost of revenues was RMB1,502.5 million (US$235.8 million) in fiscal year 2021, representing an increase of 32% from RMB1,134.7 million in the prior year. The increase was primarily due to the increases in the revenue sharing fees to our content creators, the salary and welfare benefits expenses, the payment handling costs and bandwidth costs as the Company’s business scaled up.

Gross profit was RMB617.0 million (US$96.8 million) in fiscal year 2021, representing an increase of 68% from RMB368.2 million in the prior year.

Non-GAAP gross profit9 was RMB628.5 million (US$98.6 million) in fiscal year 2021, representing an increase of 64% from RMB383.0 million in the prior year.

Gross margin was 29% in fiscal year 2021, compared to 25% in the prior year. Non-GAAP gross margin was 30% in fiscal year 2021, compared to 25% in the prior year. The increase was mainly due to the lower revenue sharing percentage to content creators.

[5]

Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB9.3 million (US$1.5 million) in the fourth quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[6]

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB9.3 million (US$1.5 million) and RMB11.3 million in the fourth quarter of 2021 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[8]

Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

[9]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB11.5 million (US$1.8 million) in fiscal year 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Operating expenses were RMB755.5 million (US$118.6 million) in fiscal year 2021, representing an increase of 65% from RMB456.9 million in the prior year.

Research and development expenses were RMB264.7 million (US$41.5 million) in fiscal year 2021, representing an increase of 17% from RMB225.3 million in the prior year, primarily due to the increased headcount in research and development personnel and the average salary.

Selling and marketing expenses were RMB386.2 million (US$60.6 million) in fiscal year 2021, representing an increase of 171% from RMB142.7 million in the prior year, mainly attributable to the increased branding and promotional expenses for promotion of our new Apps and expansion of our international business, the increased marketing expenses associated with our audio entertainment products, as well as salary and welfare benefits expenses.

General and administrative expenses were RMB104.6 million (US$16.4 million) in fiscal year 2021, representing an increase of 18% from RMB88.9 million in the prior year, mainly due to the increasing salary and welfare benefits expenses, rental expenses and amortization expenses.

Operating loss was RMB138.5 million (US$21.7 million) in fiscal year 2021, compared to RMB88.7 million in the prior year.

Non-GAAP operating loss10 was RMB101.2 million (US$15.9 million) in fiscal year 2021, compared to RMB37.9 million in the prior year.

Net loss was RMB127.3 million (US$20.0 million) in fiscal year 2021, compared to RMB82.2 million in the prior year.

Non-GAAP net loss11 was RMB89.9 million (US$14.1 million) in fiscal year 2021, compared to RMB31.4 million in the prior year.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB127.3 million (US$20.0 million) in fiscal year 2021, compared to RMB236.3 million in the prior year.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders12 was RMB89.9 million (US$14.1 million) in fiscal year 2021, compared to RMB31.4 million in the prior year.

Basic and diluted net loss per ADS were RMB2.57 (US$0.40) in fiscal year 2021, compared to RMB5.35 in the prior year.

Non-GAAP basic and diluted net loss per ADS were RMB1.81 (US$0.28) in fiscal year 2021, compared to RMB0.71 per ADS in the prior year.

Balance Sheets

As of December 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB537.4 million (US$84.3 million).

[10]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB37.4 million (US$5.9 million) in fiscal year 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[11]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss/income excluding share-based compensation expenses. These adjustments amounted to RMB37.4 million (US$5.9 million) in fiscal year 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[12]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB37.4million (US$5.9 million) and RMB154.1 million in fiscal year 2021 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 10, 2022 (9:00 PM Beijing/Hong Kong Time on March 10, 2022).

For participants who wish to join the call, please access the link provided below to complete the Direct Event online registration and dial in 10 minutes prior to the scheduled call start time.

Event Title:	LIZHI INC. Fourth Quarter and Fiscal Year 2021 Earnings Conference Call
Conference ID:	2676660
Registration Link:	http://apac.directeventreg.com/registration/event/2676660

Upon registration, each participant will receive a set of dial-in numbers by location, a Direct Event passcode, a unique Registrant ID, and further detailed instructions, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until March 17, 2022, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland, China:	400-632-2162
Replay Access Code:	2676660

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast.

The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	315,459	533,293	83,685
Short-term investments	73,022	—	—
Restricted cash	3,695	4,155	652
Accounts receivable, net	8,361	6,458	1,013
Prepayments and other current assets	19,371	33,604	5,273

Total current assets	419,908	577,510	90,623

Non-current assets
Property, equipment and leasehold improvement, net	34,518	33,391	5,240
Intangible assets, net	2,929	2,245	352
Right-of-use assets, net	4,282	28,941	4,541
Other non-current assets	2,181	799	125

Total non-current assets	43,910	65,376	10,258

TOTAL ASSETS	463,818	642,886	100,881

LIABILITIES
Current liabilities
Accounts payable	78,267	80,793	12,678
Deferred revenue	17,001	20,657	3,242
Salary and welfare payable	93,288	123,075	19,312
Taxes payable	5,809	5,564	872
Short-term loans	39,508	68,999	10,827
Lease liabilities due within one year	3,709	13,929	2,186
Accrued expenses and other current liabilities	51,047	53,486	8,392

Total current liabilities	288,629	366,503	57,509

Non-current liabilities
Lease liabilities	587	17,076	2,680
Other non-current liabilities	5,411	4,452	699

Total non-current liabilities	5,998	21,528	3,379

TOTAL LIABILITIES	294,627	388,031	60,888

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 1,500,000,000 and 1,500,000,000 shares authorized as of December 31, 2020 and December 31, 2021, respectively, 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020 and 1,030,177,260 shares issued and 1,014,016,250 shares outstanding as of December 31, 2021, respectively).	640	698	110
Treasury stock	(12)	(11)	(2)
Additional paid in capital	2,409,753	2,630,456	412,776
Accumulated deficit	(2,239,281)	(2,366,531)	(371,360)
Accumulated other comprehensive loss	(1,909)	(9,757)	(1,531)

TOTAL SHAREHOLDERS’ EQUITY	169,191	254,855	39,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	463,818	642,886	100,881

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	414,731	500,792	556,304	87,296	1,481,120	2,101,475	329,767
Podcast, advertising and other revenues	5,522	4,052	4,028	632	21,788	18,039	2,831

Total net revenues	420,253	504,844	560,332	87,928	1,502,908	2,119,514	332,598
Cost of revenues(1)	(301,250)	(353,575)	(378,406)	(59,380)	(1,134,678)	(1,502,505)	(235,776)

Gross profit	119,003	151,269	181,926	28,548	368,230	617,009	96,822

Operating expenses (1)
Selling and marketing expenses	(48,682)	(88,230)	(70,859)	(11,119)	(142,734)	(386,204)	(60,604)
General and administrative expenses	(20,283)	(29,736)	(32,192)	(5,052)	(88,856)	(104,617)	(16,417)
Research and development expenses	(56,442)	(73,377)	(73,523)	(11,537)	(225,329)	(264,706)	(41,538)
Total operating expenses	(125,407)	(191,343)	(176,574)	(27,708)	(456,919)	(755,527)	(118,559)

Operating (loss)/income	(6,404)	(40,074)	5,352	840	(88,689)	(138,518)	(21,737)

Interest expenses, net	(366)	(393)	(154)	(24)	(1,796)	(1,103)	(173)
Foreign exchange losses	(158)	(279)	(311)	(49)	(836)	(738)	(116)
Investment income	464	8	—	—	1,241	468	73
Government grants	3,198	4,084	3,832	601	12,870	13,496	2,118
Others, net	(1,582)	(446)	572	90	(3,975)	(479)	(75)

(Loss)/income before income taxes	(4,848)	(37,100)	9,291	1,458	(81,185)	(126,874)	(19,910)

Income tax expenses	(999)	—	(376)	(59)	(999)	(376)	(59)

Net (loss)/income	(5,847)	(37,100)	8,915	1,399	(82,184)	(127,250)	(19,969)

Accretions to preferred shares redemption value	—	—	—	—	(154,066)	—	—

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(5,847)	(37,100)	8,915	1,399	(236,250)	(127,250)	(19,969)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(5,847)	(37,100)	8,915	1,399	(82,184)	(127,250)	(19,969)

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(6,609)	1,184	(5,152)	(808)	(6,338)	(7,848)	(1,232)

Total comprehensive loss	(12,456)	(35,916)	3,763	591	(88,522)	(135,098)	(21,201)

Accretions to preferred shares redemption value	—	—	—	—	(154,066)	—	—
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(12,456)	(35,916)	3,763	591	(242,588)	(135,098)	(21,201)

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.01)	(0.04)	0.01	0.00	(0.27)	(0.13)	(0.02)
—Diluted	(0.01)	(0.04)	0.01	0.00	(0.27)	(0.13)	(0.02)
Weighted average number of ordinary shares
—Basic	929,423,396	1,014,757,633	1,022,278,296	1,022,278,296	883,202,412	991,715,849	991,715,849
—Diluted	929,423,396	1,014,757,633	1,026,331,428	1,026,331,428	883,202,412	991,715,849	991,715,849

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.13)	(0.73)	0.17	0.03	(5.35)	(2.57)	(0.40)
—Diluted	(0.13)	(0.73)	0.17	0.03	(5.35)	(2.57)	(0.40)
Weighted average number of ADS
—Basic	46,471,170	50,737,882	51,113,915	51,113,915	44,160,121	49,585,792	49,585,792
—Diluted	46,471,170	50,737,882	51,316,571	51,316,571	44,160,121	49,585,792	49,585,792

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,572	3,183	2,519	395	14,789	11,484	1,802
Selling and marketing expenses	438	1,084	1,039	163	2,370	3,431	538
General and administrative expenses	4,306	2,968	2,879	452	16,128	12,496	1,961
Research and development expenses	2,942	2,708	2,898	455	17,454	9,948	1,561

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	119,003	151,269	181,926	28,548	368,230	617,009	96,822
Share-based compensation expenses	3,572	3,183	2,519	395	14,789	11,484	1,802

Non-GAAP gross profit	122,575	154,452	184,445	28,943	383,019	628,493	98,624

Operating (loss)/income	(6,404)	(40,074)	5,352	840	(88,689)	(138,518)	(21,737)
Share-based compensation expenses	11,258	9,943	9,335	1,465	50,741	37,359	5,862

Non-GAAP operating income/(loss)	4,854	(30,131)	14,687	2,305	(37,948)	(101,159)	(15,875)

Net (loss)/income	(5,847)	(37,100)	8,915	1,399	(82,184)	(127,250)	(19,969)
Share-based compensation expenses	11,258	9,943	9,335	1,465	50,741	37,359	5,862

Non-GAAP net income/(loss)	5,411	(27,157)	18,250	2,864	(31,443)	(89,891)	(14,107)

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(5,847)	(37,100)	8,915	1,399	(236,250)	(127,250)	(19,969)
Share-based compensation expenses	11,258	9,943	9,335	1,465	50,741	37,359	5,862
Accretions to preferred shares redemption value	—	—	—	—	154,066	—	—

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	5,411	(27,157)	18,250	2,864	(31,443)	(89,891)	(14,107)

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.01	(0.03)	0.02	0.00	(0.04)	(0.09)	(0.01)
—Diluted	0.01	(0.03)	0.02	0.00	(0.04)	(0.09)	(0.01)
Weighted average number of ordinary shares

—Basic	929,423,396	1,014,757,633	1,022,278,296	1,022,278,296	883,202,412	991,715,849	991,715,849

—Diluted	935,239,904	1,014,757,633	1,026,331,428	1,026,331,428	883,202,412	991,715,849	991,715,849

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.12	(0.54)	0.36	0.06	(0.71)	(1.81)	(0.28)
—Diluted	0.12	(0.54)	0.36	0.06	(0.71)	(1.81)	(0.28)
Weighted average number of ADS
—Basic	46,471,170	50,737,882	51,113,915	51,113,915	44,160,121	49,585,792	49,585,792
—Diluted	46,761,995	50,737,882	51,316,571	51,316,571	44,160,121	49,585,792	49,585,792